Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated: August 13, 2004

Swisscom AG
(Translation of registrant’s name into English)

Alte Tiefenaustrasse 6
3050 Bern, Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Swisscom Group Interim Report as at June 30, 2004
Interim Report January — June 2004
Key Figures
Financial Review
Consolidated income statements
Consolidated balance sheet (condensed)
Consolidated cash flow statement (condensed)
Consolidated statement of shareholders’ equity
Notes to the Consolidated Interim Statements
SIGNATURES

Press Release

Swisscom Group Interim Report as at June 30, 2004:

Swisscom reports stable business performance

	1.1.-30.6.2003	1.1.-30.6.2004	Change
Net revenue (in CHF millions)	4,977	4,999	0.4%
EBITDA (in CHF millions)	2,385	2,251	-5.6%
EBIT (in CHF millions)	1,536	1,471	-4.2%
Net income (in CHF millions)	952	757	-20.5%
Equity Free Cash Flow (in CHF millions)	498	1,755	252.4%
ADSL accesses (at 30.6)	317,000	656,000	106.9%
Number of mobile customers (at 30.6 in millions)	3,675	3,898	6.1%
Number of full-time employees at 30.6	16,507	15,721	-4.8%

Swisscom sold its stake in debitel on 8 June 2004. As a result, debitel is separately disclosed as a discontinued operation in the Swisscom consolidated financial statements.

Swisscom posted a 0.4% increase in revenue (excluding debitel) to CHF 5 billion for the first half of 2004. Operating income before interest, tax, depreciation and amortization (EBITDA) fell by 5.6% year-on-year to CHF 2.25 billion. The 20.5% reduction in net income to CHF 757 million is largely due to the fact that the currency translation loss of CHF 238 million accumulated since the purchase of the debitel holding in 1999 was rebooked to income when the holding was sold. Excluding the debitel Group and in the face of continuing strong competition and unchanged regulatory conditions, Swisscom expects to close 2004 with a consolidated revenue of around CHF 10 billion and operating income before interest, tax, depreciation and amortization of approximately CHF 4.3 billion.

Swisscom posted a 0.4% increase in net revenue (excluding debitel) to CHF 4,999 million at June 30, 2004. While Fixnet and Mobile reported higher revenues (up 0.3% and 5.6% respectively), revenue for Enterprise Solutions was down 8.6%. Swisscom’s operating income before interest, tax, depreciation and amortization (excluding debitel) decreased year-on-year by

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 06 70	media@swisscom.com

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Press Release

5.6% to CHF 2,251 million. Operating income increases of CHF 43 million for Fixnet and CHF 38 million for Enterprise Solutions were offset by decreases of CHF 79 million for Mobile and CHF 132 million for the Corporate segment.

One-off effect from the sale of debitel — net income down

Swisscom sold its stake in debitel on 8 June 2004. debitel is separately disclosed as a discontinued operation in the consolidated financial statements. In the first half of 2004 this discontinued operation posted a loss of CHF 241 million (prior-year period minus CHF 77 million), comprising a result of CHF 5 million for the period up to completion of the transaction and a loss of CHF 246 million from the sale. The loss includes a cumulative currency translation loss of CHF 238 million since the stake was purchased in 1999, which was previously recorded under shareholders’ equity and not charged to income.

Net income fell by 20.5% or CHF 195 million, mainly due to the rebooking of this currency translation loss. Excluding debitel, net income declined by CHF 31 million.

Equity free cash flow rose year-on-year by CHF 1,257 million to CHF 1,755 million. The fall in net cash provided by operating activities was compensated for by lower net investments, a drop in payments to minority interests, and reduced debt repayments as well as a net cash inflow of CHF 573 million from the sale of debitel.

Outlook for 2004 unchanged, EBITDA of CHF 4.3 billion

Without the debitel Group and in the face of continuing strong competition and unchanged regulatory conditions, Swisscom expects to close the current financial year with a consolidated revenue of around CHF 10 billion and operating income before interest, tax, depreciation and amortization (EBITDA) of approximately CHF 4.3 billion. Capital expenditure in 2004 will be in the order of CHF 1.3 billion.

Segments

Fixnet posted a rise of 0.2% year-on-year in revenue from external customers to CHF 2,296 million. The higher revenue from connection charges — due to strong growth in the broadband access (ADSL) area — compensated for lower revenues in other areas. Revenue from retail traffic declined by 4.6% year-on-year to CHF 642 million, mainly due to the ongoing mobile substitution effect and the migration of Internet traffic to ADSL.

Revenue from wholesale traffic fell 1.2% to CHF 340 million. The positive effect on revenue due to higher volumes in the international termination area was offset by declining revenues due to a price reduction in regulated national interconnection charges and lower international incoming traffic volumes.

Revenue from access fees rose by 10.1% to CHF 923 million due to continuing growth in broadband (ADSL) access lines. The number of ADSL access lines has doubled within the year to 656,000, of which 389,000 are for Bluewin retail customers and

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 06 70	media@swisscom.com

2

Press Release

267,000 for other providers’ customers. Access fees cover fees for analog and digital access lines as well as broadband access lines (ADSL) for retail and wholesale customers, and Internet subscription fees. The drop in other revenue is attributable to the sale of the stake in Telecom FL AG in October 2003, and lower revenue from leased lines.

Fixnet’s year-on-year reduction of 1.8% in operating expenses to CHF 1,758 million is due mainly to the lower number of employees and reduced expenditure on job-reduction measures. EBITDA rose by 4.0% to CHF 1,121 million, resulting in a margin of 38.9% (2003: 37.6%). Fixnet expects to close 2004 with lower revenue and an EBITDA on a par with the previous year.

The Mobile segment posted a year-on-year increase of 4.9% in revenue from external customers to CHF 1,805 million. The 3.7% growth in revenue from connectivity voice is mainly attributable to expansion of the customer base, which more than offset the loss in revenue from national roaming following termination of the agreement between Swisscom Mobile and another mobile provider in mid-2003. The number of Mobile customers rose year-on-year by 223,000 to 3.898 million, primarily due to the successful rollout of Vodafone live!. The average minutes per user per month (AMPU) dropped from 121 to 118 minutes compared with the previous year. By contrast, the average revenue per user (ARPU) was on a par with the previous year’s level.

Revenue from connectivity data and value added services rose by 12.9%, largely due to an increased customer base and the direct billing of SMS traffic with other network providers. Other revenue increased by 14.5%, mainly due to higher terminal equipment sales.

Operating expenses rose year-on-year by 19.8% to CHF 1,169 million. The expanded customer base led to higher spending on customer acquisition and loyalty measures as well as increased expenditure on the purchase of terminal equipment. Operating expenses for the first half of 2004 also include the costs of a new agreement with Vodafone governing access to Vodafone products and services, notably Vodafone live!. In the previous year, the associated costs for the entire year were recorded in the fourth quarter of 2003.

Operating income (EBITDA) fell by 7.5% to CHF 977 million due to the increased cost associated with higher customer numbers, termination of the national roaming agreement, and the cost of a new agreement with Vodafone. As a result of these effects, the EBITDA margin declined from 52% to 45.5%. Due to the increased number of mobile subscribers, the Mobile segment expects to close 2004 with higher revenue and EBITDA on a par with the previous year.

The Enterprise Solutions segment posted a year-on-year decrease of 10.9% in revenue from external customers to CHF 491 million. Traffic revenue fell by 13.5% to CHF 154 million, largely due to substitution by mobile communications and lower volumes and prices as a result of ongoing competitive pressure. Networking revenue declined as a result of lower volumes and prices in the leased-line business, while revenue from the in-house and processes businesses fell mainly due to lower revenue from business numbers.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 06 70	media@swisscom.com

3

Press Release

Operating expenses fell by 15.4%, mainly on account of lower purchasing volumes in line with the lower revenue, and due to cost savings and reduced spending on workforce reduction measures (minus CHF 2 million as opposed to CHF 32 million for the same period in 2003).

The above-mentioned factors led to a CHF 38 million rise in EBITDA to CHF 65 million, while the EBITDA margin amounted to 11.5% as opposed to minus 4.4% for the previous-year period. Given sustained pressure on prices and ongoing competition, Enterprise Solutions expects to close 2004 with lower revenue but an EBITDA on a par with the previous year.

The Other segment comprises the Group companies Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, the Billag Group and Swisscom Eurospot AG. Revenue from external customers dropped by 2.9% year-on-year, largely due to lower revenues posted by Swisscom Systems and Swisscom IT Services on account of the weak economy. Revenue for Billag rose due to the acquisition of Billag Card Services AG in December 2003.

Operating expenses dropped year-on-year in line with the revenue trend and as a result of savings related to a reduced workforce. Expenses also include costs relating to the setting up of Swisscom Eurospot’s international WLAN business.

EBITDA remained at the previous year’s level primarily as a result of cost savings, while the EBITDA margin rose from 17.2% to 17.5%. Following the acquisition of Billag Card Services AG in December 2003, the Other segment expects to close the current year with higher revenue as well as a higher EBITDA as a result of lower spending on workforce reduction measures.

The detailed interim report is available online at:

http://www.swisscom.com/halfyearreport-2004

Berne, 13 August 2004

Cautionary statement regarding forward-looking statements

This communication contains statements that constitute “forward-looking statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the SWX Swiss Exchange and the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Swisscom AG
Group Media Relations	Phone	+41 31 342 91 93	www.swisscom.com
CH-3050 Bern	Fax	+41 31 342 06 70	media@swisscom.com

4

Interim Report
January — June 2004

Key Figures

		unaudited
CHF in millions, except where indicated		30.6.2003	30.6.2004
Swisscom Group
Net revenue		4,977	4,999
Operating income before interest, taxes, depreciation and amortization (EBITDA)		2,385	2,251
As % of net revenue	%	47.9	45.0
Operating income (EBIT)		1,536	1,471
Income from continuing operations		1,029	998
Net income		952	757
Shareholders’ equity		7,558	7,368
Equity ratio1)%		47.2	47.8
Number of full-time equivalent employees at end of period2)	FTE	16,507	15,721
Average number of full-time equivalent employees3)	FTE	16,704	15,735
Revenue per employee	CHF in thousands	298	318
EBITDA per employee	CHF in thousands	143	143
Net cash provided by operating activities		2,196	1,927
Equity free cash flow4)		498	1,755
Capital expenditure		518	480
Net debt (net funds)5)		206	(2,065)

1)	Shareholders’ equity as a percentage of total assets.

2)	Excludes 299 and 442 full-time equivalent employees of WORK_LINK at June 30, 2003 and 2004, respectively.

3)	Excludes 268 and 394 full-time equivalent employees of WORK_LINK in the first half-year of 2003 and 2004, respectively.

4)	Definition of equity free cash flow: net cash provided by operating activities, less net capital expenditure, net proceeds from the sale and purchase of investments, repayment of financial liabilities (excluding leasing liabilities) and dividend payments to minority interests.

5)	Definition of net debt (net funds): total debt less cash and cash equivalents, current financial assets and financial assets from cross-border tax lease transactions.

On June 8, 2004 Swisscom completed the sale of its stake in debitel. As a result, debitel is included in the consolidated financial statements as a discontinued operation and is disclosed separately.

Financial Review

Summary

Swisscom increased sales (excluding debitel) by 0.4% to CHF 4,999 million as at June 30, 2004. Sales from Fixnet and Mobile rose by 0.3% and 5.6% respectively, while sales from Enterprise Solutions fell by 8.6%. The operating result before interest, taxes, depreciation and amortization (EBITDA, excluding debitel) fell by 5.6% compared with the previous year to CHF 2,251 million. Increases in the operating result of CHF 43 million from Fixnet and CHF 38 million from Enterprise Solutions were offset by decreases of CHF 79 million from Mobile and CHF 132 million from the Corporate segment.

The development of the individual segments is shown in the following table:

	Net revenue1)2)			EBITDA2)
CHF in millions	30.6.2003	30.6.2004	Change	30.6.2003	30.6.2004	Change
Fixnet	2,869	2,879	0.3%	1,078	1,121	4.0%
Mobile	2,032	2,146	5.6%	1,056	977	-7.5%
Enterprise Solutions	617	564	-8.6%	27	65	140.7%
Other	656	623	-5.0%	113	109	-3.5%
Corporate	333	304	-8.7%	111	(21)	-118.9%
Intercompany	(1,530)	(1,517)	-0.8%	—	—	—

Total	4,977	4,999	0.4%	2,385	2,251	-5.6%

1)	Includes intersegment revenue.

2)	Excluding discontinuing operation (debitel).

The table shows the adjustment from EBITDA to net income:

CHF in millions	30.6.2003	30.6.2004	Change
EBITDA	2,385	2,251	(134)
Depreciation	(829)	(756)	73
EBIT before amortization of goodwill	1,556	1,495	(61)
Amortization of goodwill	(20)	(24)	(4)
EBIT	1,536	1,471	(65)
Financial expense	(124)	(90)	34
Financial income	102	67	(35)
Income tax expense	(295)	(282)	13
Equity in net income of affiliated companies	12	7	(5)
Minority interest	(202)	(175)	27
Income from continuing operations	1,029	998	(31)
Income from discontinuing operation (debitel)1)	(77)	(241)	(164)
Net income	952	757	(195)

1)	Includes write-off of the since the acquisition of debitel in 1999 accumulated translation loss of CHF 238 million as at June 30, 2004.

Depreciation fell by CHF 73 million compared with the previous year. This is largely attributable to lower depreciation at Fixnet as a result of the increased number of fully depreciated assets.

Financial expense declined by CHF 34 million compared with the previous year. This decline is attributable to lower interest payments and lower impairment charges on financial assets. Financial income declined by CHF 35 million compared with the previous year, particularly because of lower foreign exchange gains.

On 8 June 2004 Swisscom completed the sale of its stake in debitel. As a result, debitel is included in the consolidated financial statements as a discontinued operation and is disclosed separately. In the first half-year of 2004 the result from the discontinued operation amounted to minus CHF 241 million (minus CHF 77 million in the previous year). The result consists of the period result up to the completion of the transaction of CHF 5 million and the loss on disposal of CHF 246 million. The loss includes the previously communicated write-off of the since the acquisition of debitel in 1999 accumulated currency translation loss of CHF 238 million, booked thus far in shareholders’ equity. See Note 5 to the interim statements.

1 Swisscom	Consolidated Financial Statements January – June 2004

Financial Review

Net income declined by 20.5% or CHF 195 million in particular as a result of this currency translation loss from debitel. Net income declined by CHF 31 million without taking debitel into consideration.

Without the debitel Group and in the face of continuing strong competition and unchanged regulatory conditions, Swisscom expects consolidated revenue of around CHF 10 billion and earnings before interest, taxes, depreciation and amortization (EBITDA) of approximately CHF 4.3 billion for the current year. Capital expenditure in 2004 will amount to approximately CHF 1.3 billion.

2 Swisscom	Consolidated Financial Statements January – June 2004

Fixnet

CHF in millions	30.6.2003	30.6.2004	Change
Local and long-distance traffic	240	228	-5.0%
Fixed-to-mobile traffic	232	234	0.9%
Internet traffic	86	62	-27.9%
International traffic	115	118	2.6%

Total retail traffic	673	642	-4.6%

Wholesale traffic	344	340	-1.2%
Other traffic	93	81	-12.9%
Access	838	923	10.1%
Other revenue	343	310	-9.6%
Revenue from external customers	2,291	2,296	0.2%
Intersegment revenue	578	583	0.9%
Net revenue	2,869	2,879	0.3%
Segment expenses (incl. intercompany)	1,791	1,758	-1.8%
EBITDA	1,078	1,121	4.0%
Margin as % of net revenue	37.6	38.9
Depreciation	542	465	-14.2%
EBIT before amortization of goodwill	536	656	22.4%
Amortization of goodwill	4	3	-25.0%
EBIT	532	653	22.7%

Number of lines in thousands	30.6.2003	30.6.2004	Change
PSTN lines	3,128	3,056	-2.3%
ISDN lines	925	927	0.2%

Total number of lines PSTN / ISDN	4,053	3,983	-1.7%

ADSL retail lines	177	389	119.8%
ADSL wholesale lines	140	267	90.7%

Total number of ADSL lines	317	656	106.9%

Retail traffic volume in millions of minutes	30.6.2003	30.6.2004	Change
Local and long-distance traffic	3,965	3,765	-5.0%
Fixed-to-mobile traffic	476	478	0.4%
Internet traffic	2,618	1,877	-28.3%

Total national traffic	7,059	6,120	-13.3%

International traffic	491	486	-1.0%

Total retail traffic	7,550	6,606	-12.5%

Wholesale traffic volume in millions of minutes	30.6.2003	30.6.2004	Change
National traffic	9,184	8,757	-4.6%
International incoming traffic	860	740	-14.0%
International termination traffic	656	764	16.5%

Total international traffic	1,516	1,504	-0.8%

Total wholesale traffic	10,700	10,261	-4.1%

CHF in millions or number	30.6.2003	30.6.2004	Change
Capital expenditure	291	201	-30.9%
Number of full-time equivalent employees at end of period	7,953	7,653	-3.8%

3 Swisscom	Consolidated Financial Statements January – June 2004

Financial Review

Revenue from Fixnet with external customers increased by 0.2% to CHF 2,296 million compared with the previous year. The revenue increase in the case of access fees — as a function of strong growth in broadband lines (ADSL) — provided compensation for declines in the other revenue areas.

Revenue from retail traffic fell by 4.6% to a total of CHF 642 million compared with the previous year. The decline is, above all, attributable to the ongoing substitution effect from mobile telephony and the migration of Internet traffic to ADSL.

Revenue from wholesale traffic declined by 1.2% to CHF 340 million. An increase due to higher volumes in the international termination division contrasted with declines due to a reduction in regulated national interconnection prices and lower volumes in the area of international incoming traffic.

Access fee revenue rose by 10.1% to CHF 923 million owing to the growing number of broadband lines (ADSL). The number of ADSL lines increased to 656,000 or doubled compared with the previous year. This business included 389,000 lines subscribed to by Bluewin retail customers and 267,000 by the customers of other providers. The position Access Fees includes fees for analog and digital lines, broadband lines (ADSL) for retail and wholesale customers as well as Internet subscription fees.

The decline in other revenue is mainly a result of the sale of the investment in Telecom FL AG in October 2003 and lower revenue in the case of leased lines.

The operating expense of Fixnet decreased in relation to the previous year by 1.8% to reach a total of CHF 1,758 million, which is primarily due to the lower headcount and a drop in the cost of workforce reduction measures. In the first half-year of 2004 the costs of workforce reduction measures amounted to CHF 7 million (previous year: CHF 48 million).

The EBITDA rose by 4.0% to CHF 1,121 million, particularly as a result of lower costs of workforce reduction measures. The EBITDA margin amounted to 38.9% (previous year: 37.6%).

Compared with the previous year Fixnet anticipates a decline in revenue for the year 2004, but an EBITDA at the level of the previous year.

4 Swisscom	Consolidated Financial Statements January – June 2004

Mobile

CHF in millions	30.6.2003	30.6.2004	Change
Connectivity voice	1,079	1,119	3.7%
Connectivity data and value added services	224	253	12.9%
Base fees	342	346	1.2%
Other revenue	76	87	14.5%
Revenue from external customers	1,721	1,805	4.9%
Intersegment revenue	311	341	9.6%
Net revenue	2,032	2,146	5.6%
Segment expenses (incl. intercompany)	976	1,169	19.8%
EBITDA	1,056	977	-7.5%
Margin as % of net revenue	52.0	45.5
Depreciation	157	180	14.6%
EBIT	899	797	-11.3%

Number of subscribers in thousands	30.6.2003	30.6.2004	Change
Postpaid	2,325	2,448	5.3%
Prepaid	1,350	1,450	7.4%

Total	3,675	3,898	6.1%

	30.6.2003	30.6.2004	Change
ARPU in CHF	80	80	—
Number of SMS messages in millions	902	1,037	15.0%

CHF in millions or number	30.6.2003	30.6.2004	Change
Capital expenditure	183	199	8.7%
Number of full-time equivalent employees at end of period	2,426	2,498	3.0%

Mobile increased its revenue with external customers by 4.9% to CHF 1,805 million compared with the previous year as a result of the increased number of subscribers.

The 3.7% increase in revenue in the Connectivity Voice division can be primarily attributed to higher numbers of subscribers and more than compensated for the decline in sales due to termination of the national roaming agreement between Mobile and another mobile network operator in mid-2003. The number of subscribers increased year-over-year by a net total of 223,000 to 3,898,000. The increase is largely due to the successful launch of Vodafone live! The average minutes per user and month (AMPU) fell from 121 minutes to 118 minutes compared with the previous year. However, the average revenue per user (ARPU) was maintained at the level of the previous year.

Revenue in the connectivity data segment and value added services rose by 12.9% compared with the previous year, mainly as a result of an increased number of subscribers and the direct billing of SMS with other network operators.

Other revenue grew by 14.5% compared with the previous year and was chiefly due to an increase in handset sales.

Mobile segment expenses rose by 19.8% to CHF 1,169 million compared with the previous year. The increase in the number of subscribers led to increased costs for customer acquisition and retention as well as higher costs for the purchase of handsets. The operating expenditures for 2004 also include the costs of a new arrangement with Vodafone for access to its products and services, in particular Vodafone live! In the previous year the corresponding expenditures were recorded in the fourth quarter for the whole year.

Operating income (EBITDA) fell by 7.5% to CHF 977 million due to the higher costs associated with the increase in subscribers, termination of the national roaming agreement and the new arrangements with Vodafone. EBITDA margin declined from 52.0% to 45.5% as a result of these effects.

For the year 2004, Mobile expects an increase in revenue as a result of the increase in the number of subscribers and EBITDA at the level of the previous year.

5 Swisscom	Consolidated Financial Statements January – June 2004

Financial Review

Enterprise Solutions

CHF in millions	30.6.2003	30.6.2004	Change
Local and long-distance traffic	70	57	-18.6%
Fixed-to-mobile traffic	70	63	-10.0%
International traffic	38	34	-10.5%

Total traffic	178	154	-13.5%

Networking	267	236	-11.6%
Inhouse and processes	46	34	-26.1%
Other revenue	60	67	11.7%
Revenue from external customers	551	491	-10.9%
Intersegment revenue	66	73	10.6%
Net revenue	617	564	-8.6%
Segment expenses (incl. intercompany)	590	499	-15.4%
EBITDA	27	65	140.7%
Margin as % of net revenue	4.4	11.5
Depreciation	19	7	-63.2%
EBIT	8	58	625.0%

Traffic volume in millions of minutes	30.6.2003	30.6.2004	Change
Local and long-distance traffic	1,018	921	-9.5%
Fixed-to-mobile traffic	153	142	-7.2%

Total national traffic	1,171	1,063	-9.2%

International traffic	196	181	-7.7%

Total national and international traffic	1,367	1,244	-9.0%

CHF in millions or number	30.6.2003	30.6.2004	Change
Capital expenditure	5	8	60.0%
Number of full-time equivalent employees at end of period	1,073	931	-13.2%

Revenue from external customers fell by 10.9% to CHF 491 million compared with the previous year. Traffic revenue declined by 13.5% to CHF 154 million, mainly as a result of the substitution effect from cellular radio as well as lower volumes and prices as a result constant competitive pressure. The drop in network revenue was due to lower volumes and prices in the leased line business. The decline in revenue in the area of in-house and processes was primarily due to lower revenues from business numbers.

The 15.4% reduction in operating expenses can primarily be attributed to lower purchasing volumes due to the decline in revenue, cost savings and a drop in the cost of workforce reduction measures. In the first half-year of 2004 these amounted to CHF 2 million (previous year: CHF 32 million).

As a result of the aforementioned effects EBITDA rose by CHF 38 million to a total of CHF 65 million. The EBITDA margin amounted to 11.5% (previous year: 4.4%).

As a result of continued price and competitive pressure Enterprise Solutions expects lower revenue for the year 2004 but EBITDA at the level of the previous year.

6 Swisscom	Consolidated Financial Statements January – June 2004

Other

CHF in millions	30.6.2003	30.6.2004	Change
Swisscom Systems AG	175	143	-18.3%
Swisscom IT Services AG	106	96	-9.4%
Swisscom Broadcast AG	75	75	0.0%
Billag Group	26	54	107.7%
Other revenue	—	3	—
Revenue from external customers	382	371	-2.9%
Intersegment revenue	274	252	-8.0%
Net revenue	656	623	-5.0%
Segment expenses (incl. intercompany)	543	514	-5.3%
EBITDA	113	109	-3.5%
Margin as % of net revenue	17.2	17.5
Depreciation	81	78	-3.7%
EBIT before amortization of goodwill	32	31	-3.1%
Amortization of goodwill	16	21	31.3%
EBIT	16	10	-37.5%

CHF in millions or number	30.6.2003	30.6.2004	Change
Capital expenditure	31	67	116.1%
Number of full-time equivalent employees at end of period	4,072	3,738	-8.2%

The “Other” segment comprises the Group companies Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG, Swisscom Eurospot AG and the Billag Group.

Revenue from external customers fell by 2.9% in comparison with the previous year. This decline can largely be attributed to a fall in revenue from Swisscom Systems and Swisscom IT Services as a result of the weak economic environment. The increase in revenue at Billag is due to the acquisition of Billag Card Services AG in December 2003.

The operating expense declined in comparison with the previous year in line with the decline in revenue and lower personnel costs as a result of less personnel. The operating expense also includes costs involved in developing Swisscom Eurospot’s international WLAN business.

EBITDA remained at the level of the previous year, in particular because of cost savings. The EBITDA margin amounted to 17.5% (previous year: 17.2%).

As a result of the purchase of Billag Card Services AG in December 2003 greater revenue is anticipated for the “Other” segment for the year 2004 as well as a higher EBITDA as a result of the drop in costs of workforce reduction measures.

7 Swisscom	Consolidated Financial Statements January – June 2004

Financial Review

Corporate

CHF in millions	30.6.2003	30.6.2004	Change
Revenue from external customers	32	36	12.5%
Intersegment revenue	301	268	-11.0%
Net revenue	333	304	-8.7%
Segment expenses (incl. intercompany)	222	325	46.4%
EBITDA	111	(21)	-118.9%
Margin as % of net revenue	33.3	-6.9
Depreciation	30	26	-13.3%
EBIT	81	(47)	-158.0%

CHF in millions or number	30.6.2003	30.6.2004	Change
Capital expenditure	8	5	-37.5%
Number of full-time equivalent employees at end of period	983	901	-8.3%

The Corporate segment includes the divisions at Group Headquarters, shared services for Group companies, the real estate company and the employment company WORK_LINK AG.

The decline in the operating result may be attributed, on the one hand, to income in the amount of CHF 22 million from a no longer required provision for dismantlement and restoration costs released in the first half-year of 2003 and, on the other hand, higher costs for social plan measures. In the first half-year of 2004 this figure amounted to CHF 50 million (compared with minus CHF 33 million in the previous year). As a result of the aforementioned effects EBITDA declined by CHF 132 million to minus CHF 21 million.

A negative EBITDA is expected for the Corporate segment in 2004 as a result of the aforementioned effect in connection with the employment company WORK_LINK AG.

8 Swisscom	Consolidated Financial Statements January – June 2004

Termination benefits

CHF in millions	30.6.2003	30.6.2004	Change
Fixnet	48	7	(41)
Enterprise Solutions	32	(2)	(34)
Other	4	—	(4)
Corporate	6	—	(6)
Elimination (segment Corporate)	(56)	1	57

Total termination benefits (Swisscom Group)1)	34	6	(28)

1)	Included Corporate segment CHF 1 million (prior year minus CHF 50 million).

Costs relating to workforce reduction measures are recorded separately for each segment as soon as the employees affected have been informed in person or the detailed workforce reduction plan has been communicated to the staff. The corresponding expenditure amounted to CHF 5 million in the first half-year of 2004 (previous year: CHF 90 million). In the previous year these included costs of CHF 56 million for staff who in accordance with the provisions of the social compensation plan were entitled to transfer to the employment company WORK_LINK AG or who were able to find a new position in another organizational unit within Swisscom. Under IFRS these costs do not suffice for the creation of provisions because the employment relationship with the relevant staff was not terminated. These costs, for which provisions cannot be created, were eliminated again in the Corporate segment and shown in the income statement.

CHF in millions	30.6.2003	30.6.2004	Change
Salaries and wages WORK_LINK participants	19	41	22
Other personnel and operating expenses	2	14	12
Income from personnel hire	(4)	(6)	(2)
Net expense EMC / WORK_LINK (segment Corporate)	17	49	32
Total termination benefits (Swisscom Group)	34	6	(28)

Total net expense for termination benefits and EMC / WORK_LINK (Swisscom Group)1)	51	55	4

1)	Included in Corporate segment CHF 50 million (prior year minus CHF 33 million).

A total of CHF 55 million (previous year: CHF 51 million) in expenditures for social compensation plan measures were incurred in the first half-year of 2004. The net expenditure for EMC and WORK_LINK amounted to CHF 49 million (previous year: CHF 17 million). This amount includes wages and salaries as well as expenditures for social security for EMC and WORK_LINK in the amount of CHF 41 million (previous year: CHF 19 million). The remaining personnel and operating expenditure included the costs for personnel and infrastructure in connection with the operation of EMC and WORK_LINK as well as expenses of a provident nature (IFRS) for EMC and WORK_LINK participants.

Income taxes

Income tax expense in the first half-year of 2004 amounted to CHF 282 million (previous year: CHF 295 million), which corresponds to an effective tax rate of 19.5% (previous year 19.5%).

Affiliated companies

This item primarily includes the 49% interest in PubliDirect Holding AG. In the previous year it also included the interests in Cesky Telecom which was held indirectly via TelSource N.V. and sold in December 2003. In the first half-year of 2004 the equity in net income of affiliated companies amounted to CHF 7 million (previous year: CHF 12 million).

9 Swisscom	Consolidated Financial Statements January – June 2004

Financial Review

Equity Free Cash Flow

CHF in millions	30.6.2003	30.6.2004	Change
Net cash provided by operating activities	2,196	1,927	(269)
Capital expenditure	(518)	(480)	38
Net receipts from the sale of debitel	—	573	573
Net investments in other subsidiaries, affiliated companies and other non-current assets	(54)	89	143
(Repayment) issuance of debt, net	(750)	(15)	735
Dividends paid to minority interests	(390)	(360)	30
Other cash flow from investing and financing activities, net	14	21	7
Equity free cash flow	498	1,755	1,257

Compared with the previous year equity free cash flow rose by CHF 1,257 million to reach a total of CHF 1,755 million. The decline in net cash provided by operating activities was offset by lower net cash used in investing activities, a decline in payments to minority interests and a reduction in debt repayments as well as net receipts from the sale of debitel. The decline in net cash provided by operating activities is attributable to both a lower EBITDA and lower income tax payments. Previous year’s figure included CHF 750 million from a loan to the Swiss Post which will be omitted in 2004. The net receipts from the sale of debitel include the sales proceeds less deferred payment of the purchase price, the purchase of 2% of the debitel shares from ElectronicPartner, the loans granted (vendor loan notes) and the transaction costs.

Minority interest

Minority interest relates mainly to the 25% shareholding of Vodafone in Swisscom Mobile AG. In the first half-year of 2004 the share of the net income of subsidiaries amounted to CHF 175 million (CHF 202 million in the previous year). Dividends in the amount of CHF 360 million (previous year: CHF 390 million) were paid to minority shareholders in the first half-year of 2004.

debitel

On June 8, 2004 Swisscom completed the sale of its stake in debitel to Telco Holding S.à.r.l. Telco Holding S.à.r.l. is backed by funds where the private equity company Permira acts in a consulting capacity. The selling price for 95% of the debitel shares, including a 2% share acquired beforehand from ElectronicPartner in April of 2004, amounted to EUR 640 million. In conjunction with the sale Swisscom granted a 100% subsidiary of Telco Holding S.à.r.l. two loans (vendor loan notes) in the amount of EUR 210 million. After deduction of this loan Swisscom receives EUR 430 million from the sale of its investment in debitel in 2004. The loss on disposal amounted to CHF 246 million. This includes the previously communicated write-off of the since the acquisition of debitel in 1999 accumulated currency translation loss of CHF 238 million, booked thus far in shareholders’ equity. debitel is included in the Swisscom consolidated financial statements as a discontinued operation and is disclosed separately. Further information is included in Note 5 in the notes to the interim statements.

Share buy-back

At the end of May 2004 Swisscom launched a share buy-back scheme in the amount of up to CHF 2 billion. The shares are being purchased via a second trading line. A total of 1,024,000 shares had been repurchased for CHF 408 million as at June 30, 2004.

Outlook

Without the debitel Group and in the face of continuing strong competition and unchanged regulatory conditions Swisscom expects consolidated revenue of around CHF 10 billion and operating result before interest, taxes, depreciation and amortization (EBITDA) of approximately CHF 4.3 billion for the current year. Swisscom expects EBITDA from operative business (Fixnet, Mobile, Enterprise Solutions and Other) to remain stable compared with the previous year. In the Corporate segment, higher expense in respect of the employment company WORK_LINK AG is expected. Capital expenditure in 2004 will amount to around CHF 1.3 billion.

10 Swisscom	Consolidated Financial Statements January – June 2004

Consolidated income statements

		unaudited
CHF in millions, except per share amount	Note	1.4.-30.6.2003	1.4.-30.6.2004	1.1.-30.6.2003	1.1.-30.6.2004
Net revenue		2,518	2,511	4,977	4,999
Other operating income		58	46	92	100

Total		2,576	2,557	5,069	5,099

Goods and services purchased		403	456	796	901
Personnel expenses		549	532	1,143	1,097
Other operating expenses		380	444	745	850
Depreciation		386	349	781	706
Amortization		37	37	68	74

Total operating expenses		1,755	1,818	3,533	3,628

Operating income		821	739	1,536	1,471
Financial expense		(40)	(48)	(124)	(90)
Financial income		57	24	102	67
Income before income taxes, equity in net income of affiliated companies and minority interest		838	715	1,514	1,448
Income tax expense		(155)	(137)	(295)	(282)
Income before equity in income of affiliated companies and minority interest		683	578	1,219	1,166
Equity in net income of affiliated companies		7	5	12	7
Minority interest		(107)	(88)	(202)	(175)
Income from continuing operations		583	495	1,029	998
Income from discontinuing operation (debitel)	5	(40)	20	(77)	5
Loss on sale from discontinuing operation (debitel) including write-off of cumulative currency translation loss	5	—	(246)	—	(246)
Net income		543	269	952	757
Basic earnings per share (in CHF)
— from continuing operations		8.80	7.52	15.54	15.12
— from discontinuing operation (debitel)		(0.60)	(3.43)	(1.16)	(3.65)
— net income		8.20	4.09	14.38	11.47

11 Swisscom	Consolidated Financial Statements January – June 2004

Consolidated balance sheet (condensed)

		unaudited
CHF in millions	Note	31.12.2003	30.6.2004
Assets
Current assets
Cash and cash equivalents		3,104	3,513
Current financial assets		251	387
Other current assets		2,529	2,739
Current tax assets		4	1
Assets from discontinuing operation (debitel)	5	1,718	—

Total current assets		7,606	6,640

Non-current assets
Property, plant and equipment		6,971	6,688
Investments in affiliated companies		40	42
Goodwill and other intangible assets		401	360
Non-current financial assets		1,337	1,596
Deferred tax assets		185	88
Total non-current assets		8,934	8,774

Total assets		16,540	15,414

Liabilities and shareholders’ equity
Current liabilities
Short-term debt	3	515	473
Current tax liabilities		124	193
Other current liabilities		2,062	2,274
Liabilities from discontinuing operation (debitel)	5	827	—

Total current liabilities		3,528	2,940

Long-term liabilities
Long-term debt	3	2,424	2,426
Accrued pension cost		1,113	1,113
Deferred tax liabilities		383	381
Other long-term liabilities		692	640
Total long-term liabilities		4,612	4,560
Total liabilities		8,140	7,500
Minority interest		731	546
Shareholders’ equity		7,669	7,368

Total liabilities and shareholders’ equity		16,540	15,414

12 Swisscom	Consolidated Financial Statements January – June 2004

Consolidated cash flow statement (condensed)

		unaudited
CHF in millions	Note	30.6.2003	30.6.2004
Cash flows from operating activities
Operating income before interest, taxes and depreciation (EBITDA)		2,385	2,251
Change in working capital and other cash flow from operating activities		(129)	(182)
Decrease in accrued pension cost		(42)	—
Net interest paid		(26)	(24)
Income taxes paid		8	(118)
Net cash provided by operating activities		2,196	1,927
Cash flows from investing activities
Capital expenditure		(518)	(480)
Net receipts from the sale of debitel	5	—	573
Net investments in other subsidiaries and affiliated companies		(56)	17
Net investments in current financial assets		(2)	(151)
Loans receivable and other non-current assets (granted) repaid, net		2	72
Other cash flow from investing activities, net		11	27
Net cash (used in) provided by investing activities		(563)	58
Cash flows from financing activities
(Repayment) issuance of debt, net		(841)	(79)
Share buy-back	4	—	(266)
Dividends paid		(794)	(861)
Dividends paid to minority interests		(390)	(360)
Net cash used in financing activities		(2,025)	(1,566)
Net (decrease) increase in cash and cash equivalents		(392)	419
Cash and cash equivalents at beginning of year		1,549	3,104
Effect of exchange rate changes on cash and cash equivalents		18	(4)
Cash flow from discontinuing operation (debitel)		—	(6)
Cash and cash equivalents at end of the period		1,175	3,513

The cash flow statement does not include cash flows and cash balances from discontinuing operation (debitel). There were no cash flows between continuing and discontinuing operation (debitel) in the first half-year 2003. For information on cash flows relating to debitel, see Note 5.

13 Swisscom	Consolidated Financial Statements January – June 2004

Consolidated statement of shareholders’ equity

	unaudited
							Total
		Share	Additional	Retained	Treasury	Other	Shareholders’
CHF in millions	Note	capital	paid-in capital	earnings	stock	reserves	equity
Balance at December 31, 2002		596	572	6,491	(1)	(359)	7,299
Translation adjustments		—	—	—	—	144	144
Fair value adjustments		—	—	—	—	(42)	(42)
Gains not recognized in income statement		—	—	—	—	102	102
Dividend relating to 2002		—	—	(795)	—	—	(795)
Net income		—	—	952	—	—	952
Balance at June 30, 2003		596	572	6,648	(1)	(257)	7,558
Balance at December 31, 2003		66	572	7,296	(1)	(264)	7,669
Translation adjustments		—	—	—	—	(17)	(17)
Fair value adjustments		—	—	—	—	(10)	(10)
Losses not recognized in income statement		—	—	—	—	(27)	(27)
Write-off of translation loss from sale of debitel	5	—	—	—	—	238	238
Share buy-back	4	—	—	—	(408)	—	(408)
Dividend relating to 2003		—	—	(861)	—	—	(861)
Net income		—	—	757	—	—	757
Balance at June 30, 2004		66	572	7,192	(409)	(53)	7,368

14 Swisscom	Consolidated Financial Statements January – June 2004

Notes to the Consolidated Interim Statements

1 Accounting principles

The unaudited consolidated interim statements have been drawn up in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”. The same accounting principles apply as were used for the consolidated financial statements for 2003.

Some of the prior-year figures have been adjusted to facilitate comparison. The adjustments relate to the presentation of debitel (see Note 5) and the segment information (see Note 2).

2 Segment reporting

Since the beginning of 2004 Enterprise Solutions has been targeting customers with complex, solution-oriented telecommunication needs (some 4,000 major Swiss companies come under this heading), while Fixnet continues to deliver standardized telecommunications products for the residential and business customer markets. As a result of the new segmentation, 46,000 customers were transferred from Enterprise Solutions to Fixnet. At the same time, over 100 Enterprise Solutions employees were transferred to Fixnet. Prior year has been restated to reflect these changes.

The Fixnet segment comprises primarily access services to residential and business customers, fixed retail telephony traffic in respect of residential customers, the utilisation of the Swisscom fixed network to national and international telecommunications providers and payphone services, operator services and prepaid calling cards. Fixnet also provides leased lines, sells customer equipment and operates a directories database.

Mobile comprises primarily mobile telephony, which includes domestic and international traffic generated by Swisscom customers in Switzerland or abroad as well as roaming traffic generated by customers of foreign operators using the Swisscom GSM network. The segment also includes value-added services, data traffic and the sale of mobile handsets.

Enterprise Solutions comprises primarily national and international fixed-line voice telephony services for business customers, national and international leased-line activities, intranet services as well as national and (via Infonet Switzerland) international private network services. Other services include business numbers, consulting and business Internet services as well as public data network services.

The segment “Other” mainly comprises Swisscom Systems AG, Swisscom IT Services AG, Swisscom Broadcast AG and the Billag Group.

“Corporate” covers the costs of headquarters, the real-estate company, the employment company WORK-LINK and costs not directly allocable to a segment.

As a result of its sale, debitel is shown in the consolidated financial statements as a discontinuing operation.

15 Swisscom	Consolidated Financial Statements January – June 2004

Notes to the Consolidated Interim Statements

	unaudited
30.6.2003			Enterprise			Elimi-
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	nation	Total
Net revenue from external customers	2,291	1,721	551	382	32	—	4,977
Intersegment net revenue	578	311	66	274	301	(1,530)	—
Net revenue	2,869	2,032	617	656	333	(1,530)	4,977
Segment expenses	(1,791)	(976)	(590)	(543)	(222)	1,530	(2,592)
Operating income before depreciation and amortization (EBITDA)	1,078	1,056	27	113	111	—	2,385
Margin in %	37.6	52.0	4.4	17.2	33.3	—	47.9
Depreciation	(542)	(157)	(19)	(81)	(30)	—	(829)
Operating income before amortization of goodwill	536	899	8	32	81	—	1,556
Amortization of goodwill	(4)	—	—	(16)	—	—	(20)
Operating income (EBIT)	532	899	8	16	81	—	1,536

	unaudited
30.6.2004			Enterprise			Elimi-
CHF in millions	Fixnet	Mobile	Solutions	Other	Corporate	nation	Total
Net revenue from external customers	2,296	1,805	491	371	36	—	4,999
Intersegment net revenue	583	341	73	252	268	(1,517)	—
Net revenue	2,879	2,146	564	623	304	(1,517)	4,999
Segment expenses	(1,758)	(1,169)	(499)	(514)	(325)	1,517	(2,748)
Operating income before depreciation and amortization (EBITDA)	1,121	977	65	109	(21)	—	2,251
Margin in %	38.9	45.5	11.5	17.5	-6.9	—	45.0
Depreciation	(465)	(180)	(7)	(78)	(26)	—	(756)
Operating income before amortization of goodwill	656	797	58	31	(47)	—	1,495
Amortization of goodwill	(3)	—	—	(21)	—	—	(24)
Operating income (EBIT)	653	797	58	10	(47)	—	1,471

16 Swisscom	Consolidated Financial Statements January – June 2004

3 Debt

	unaudited
CHF in millions	31.12.2003	30.6.2004
Long-term debt
Financial liability from cross-border tax lease arrangements	1,339	1,398
Finance lease obligation	1,131	1,067
Other long-term debt	15	15

Total	2,485	2,480

Less current portion	(61)	(54)

Total long-term debt	2,424	2,426

Short-term debt
Current portion of long-term debt	61	54
Short-term bank credit	256	241
Other short-term debt	198	178

Total short-term debt	515	473

4 Share buy-back

At the end of May 2004 Swisscom launched a scheme to buy-back up to CHF 2 billion worth of shares. The shares are to be repurchased via a second trading line (“at market”). The seller receives the selling price of the share minus the withholding tax of 35%. As of June 30, 2004 1,024,000 shares had been bought back for a total of CHF 408 million. CHF 266 million were paid to the sellers. The withholding tax of the shares acquired during the first half of the year amounting to CHF 142 million will be paid in the third quarter of 2004.

5 Discontinuing operation (debitel)

On April 29, 2004, Swisscom entered into an agreement to sell its stake in debitel to Telco Holding S.à r.l. Luxembourg. Telco Holding S.à.r.l. is owned by funds advised by the private equity company Permira. On June 8, 2004 Swisscom completed the sale of its stake in debitel to Telco Holding S.à.r.l. Luxemburg for a total of EUR 640 million. In April 2004, before the sale, Swisscom acquired 2% of debitel shares from Electronic-Partner (EP) thus increasing its investment in debitel to 95% prior to entering into the sale agreement. Of the selling price EUR 430 million were paid in cash. For the remaining part of the selling price of EUR 210 million Swisscom is granting a 100% subsidiary of Telco Holding S.à.r.l. two vendor loan notes, of EUR 105 million each.

At the time of the transaction Swisscom received EUR 400 million in cash. The receipt of the deferred payment of the remaining selling price of EUR 30 million is expected in the second half of 2004. The repayment of the loan of EUR 210 millions is scheduled in seven or eight years. The loan will initially be booked at the fair value and in the following periods using the effective interest method. The fair value evaluation was based on an interest rate of 12.5%.

Swisscom has also agreed to bear risk of and indemnify the purchaser for some financial liabilities which may arise at one of debitel’s subsidiaries. However, if certain conditions are met, the purchase agreement provides Swisscom with the right to take control over this subsidiary in order to minimize its liability. The buyer also has the right to sell this subsidiary back Swisscom.

Swisscom also agreed to grant guarantees to the buyer. From the current perspective the maximum risks amount to approximately EUR 110 million.

Revenue and the period result of debitel up to the completion of the transaction amounted to CHF 1,917 million (previous year CHF 2,177 million) and CHF 5 millions respectively (previous year minus CHF 77 million). Amortization of goodwill of CHF 57 million (previous year CHF 84 million) is included in this figure.

As a result of the transaction a loss on the sale of CHF 246 million was recorded. This includes the write-off of the since the acquisition of debitel in 1999 accumulated currency translation loss of CHF 238 million recorded in the consolidated statement of shareholders’ equity under other reserves.

17 Swisscom	Consolidated Financial Statements January – June 2004

Notes to the Consolidated Interim Statements

As a result of its sale, debitel is disclosed in the consolidated financial statements as a discontinuing operation. The prior-year figures have been restated to facilitate comparison.

debitel’s balance sheet, income statement and cash flow statement up to the completion of the transaction are as follows:

	unaudited
CHF in millions	30.6.2003	8.6.2004
Income statement
Net revenue	2,177	1,917
Operating expenses	(2,131)	(1,830)
Depreciation	(33)	(26)
Amortization	(84)	(57)
Operating income	(71)	4
Financial result	1	31
Income tax expense	(6)	(30)
Equity in net income of affiliated companies	—	3
Minority interest	(1)	(3)
Income from discontinuing operation	(77)	5

	unaudited
CHF in millions	31.12.2003	8.6.2004
Balance sheet
Cash and cash equivalents	133	131
Other current assets	614	580
Goodwill	710	665
Other non-current assets	261	265

Total assets	1,718	1,641

Financial liabilities	81	76
Other liabilities	726	671
Minority interest	20	14
Total liabilities and minority interest	827	761

Total net assets	891	880

	unaudited
CHF in millions	30.6.2003	8.6.2004
Cash flow statement
Net cash provided by operating activities	34	85
Net cash used in investing activities	(9)	(19)
Net cash used in financing activities	(12)	(68)

Total net cash flow	13	(2)

Loss on the sale of debitel is as follows:

unaudited
CHF in millions	8.6.2004
Cash payment	613
Acquisition of additional shares in debitel	(31)
Transaction costs	(9)
Net receipts	573
Deferred payment of purchase price	45
Fair value of granted loans (vendor loan notes)	254
Net proceeds from the sale	872
Net assets sold	(880)
Write-off of cumulative translation adjustments out of the shareholders’ equity	(238)
Loss on the sale	(246)

18 Swisscom	Consolidated Financial Statements January – June 2004

Shareholder information

Performance of the Swisscom share on the virt-x

31.12.2003 — 30.6.2004	virt-x	NYSE
Closing price at 31.12.2003	CHF 408.00	USD 32.84
Closing price at 30.6.20041)	CHF 414.00	USD 33.22
Year high1)	CHF 430.00	USD 34.68
Year low1)	CHF 382.50	USD 30.00
Total trading volume	13,647,746	2,029,300
Daily average	110,062	16,365
Total volume in millions	CHF 5,598.99	USD 65.62
Daily average in millions	CHF 45.15	USD 0.53

Source: Bloomberg

1) paid prices

Share information

The company’s share capital consists of 66,203,261 registered shares, 41,531,200 (62.7%) of which are owned by the Swiss Confederation. As of June 2004, Swisscom had 74,224 registered shareholders and an average non-allotted share level of approximately 12%. The nominal value per registered share amounts to CHF 1.

The dividend payment of CHF 13 per share (previous year: CHF 12) agreed at the General Meeting of Shareholders in 2004 was paid on April 30, 2004. In addition to the total dividend payment of CHF 861 million, Swisscom launched a share buy-back on May 24, 2004 for up to CHF 2 billion. By the end of June 2004 Swisscom had repurchased a respective total of 1,024,000 shares through a second trading line and paid CHF 408 million (Symbol: “SCMNE”).

Each share entitles the holder to one vote. Voting rights may only be exercised if the shareholder has been entered with voting rights into the Swisscom share register. However, the Board of Directors may refuse to enter a shareholder into the share register together with voting rights if such voting rights exceed 5% of the company’s overall share capital.

Financial calendar

November 10, 2004 April 26, 2005	Third Quarter Interim Report 2004 General Meeting of shareholders, Lucerne

19 Swisscom	Consolidated Financial Statements January – June 2004

Shareholder information

Trading locations

Swisscom shares are traded on the pan-European platform virt-x under the symbol “SCMN” (Security ID: 874251) and in the form of American Depositary Shares (ADS) at a ratio of 1:10 on the New York Stock Exchange under the symbol “SCM” (Security ID: 949527).

Stock exchange	Bloomberg	Reuters	Telekurs
virt-x, London	SCMN, VX	SCM.VX	SCMN, VTX
virt-x, London1)	SCMNE, VX	SCMNE.VX	SCMNE, VTX
NYSE, New York	SCM	SCM	SCM, NYS

1)	second trading line

20 Swisscom	Consolidated Financial Statements January – June 2004

The interim report is published in German, French and English. The German version shall be binding.

Forward-looking statements

This communication contains Statements that constitute “forward-looking Statements”. In this communication, such forward-looking statements include, without limitation, statements relating to our financial condition, results of operations and business and certain of our strategic plans and objectives. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors which are beyond Swisscom’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behaviour of other market participants, the actions of governmental regulators and other risk factors detailed in Swisscom’s past and future filings and reports filed with the U.S. Securities and Exchange Commission and posted on our websites. Readers are cautioned not to put undue reliance on forward-looking statements, which speak only of the date of this communication. Swisscom disclaims any intention or obligation to update and revise any forward-looking statements, whether as a result of new information, future events or otherwise.

General information:
Swisscom AG
Group Communications
CH-3050 Berne
T +41 31 342 36 78
F +41 31 342 27 79
E swisscom@swisscom.com
www.swisscom.com

Financial information:
Swisscom AG
Investor Relations
CH-3050 Berne
T +41 31 342 25 38
F +41 31 342 64 11
E investor.relations@swisscom.com
www.swisscom.com/ir

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Swisscom AG
Dated: August 13, 2004	by:	/s/ Stephan Wiederkehr
		Name:	Stephan Wiederkehr
		Title:	Senior Counsel Head of Corporate & Financial Law